UNITED STATES

OMB APPROVAL

SECURITIES ANDEXCHANGE  COMMISSION

OMB Number: 3235-0058

Washington,  D.C.  20549

Expires  August  31,  2015

Estimated  average  burden  hours  per

response  2.50

FORM  12b-25

SECFILENUMBER

811-08637

NOTIFICATION OF LATE FILING

CUSIP NUMBER

Not  Applicable

(Check one):

Form 10-K

Form 20-F

Form 11-K

Form 10-Q

Form 10-D

X   Form N-SAR

Form N-CSR

For Period Ended:  March 31, 2013

Transition  Report  on Form 10-K

Transition  Report  on Form 20-F

Transition  Report  on Form 11-K

Transition  Report  on Form 10-Q

Transition  Report  on Form N-SAR

For the Transition PeriodEnded:

Read  Instruction  (on  back  page)  Before Preparing  Form.  Please  Print  or  Type.

Nothing  in  this  form  shall  be  construed  to  imply  that  the  Commission  has  verified  any  information   contained  herein.

If  the  notification  relates  to a portion  of  the filing checked  above,  identify  the  Item(s)  to  which  the  notification  relates:

____________________________________________________________________________________________________________

PART  I — REGISTRANT INFORMATION

The Pacific Corporate  Group Private Equity Fund

Full Name of Registrant

____________________________________________________________________________________________________________

Former Name if Applicable

1015 Ocean Boulevard

PO Box 181978

Address  of Principal  Executive  Office (Street  and  Number)

Coronado,  CA 92118

Coronado,  CA 92718

City,  State  and  Zip  Code

PART II  — RULES 12b-25(b) AND (c)

If  the  subject  report  could  not  be  filed  without  unreasonable  effort  or  expense  and  the  registrant  seeks  relief  pursuant  to  Rule  12b-25(b), the following should be completed.  (Check box if appropriate)

(a)

The reason  described  in  reasonable  detail  in Part  III of  this form could  not be  eliminated  without  unreasonable  effort  or  expense

(b)      The  subject  annual  report,  semi-annual  report,  transition  report  on  Form  10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion  thereof,  will  be  filed  on

X

or  before  the  fifteenth  calendar  day  following  the  prescribed  due  date;  or  the  subject  quarterly  report  or  transition  report  on  Form  10-Q  or  subject  distribution

report on  Form 10-D, or  portion   thereof,  will be  filed on or  before  the  fifth  calendar  day  following  the prescribed  due  date;  and

(c)      The  accountant’s  statement  or  other  exhibit  required  by Rule  12b-25(c)  has been  attached  if  applicable.

PART III  — NARRATIVE

State  below  in  reasonable  detail  why Forms  10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,  N-CSR, or the  transition  report  or portion  thereof,  could  not be filed  within  the  prescribed  time  period.

The  Registrant  was unable  to file  its Form N-SAR for  the  fiscal  year ended  March  31, 2013  by the  prescribed  filing  deadline  without  unreasonable  effort  or  expense  because  it did  not receive certain necessary  financial  information  from certain  of its underlying  investments  prior to the  prescribed  filing deadline,  leaving  the Registrant  unable to finalize and file the

Form prior  to  such  deadline.

(Attach  extra  Sheets  if  Needed)

PART  IV — OTHER INFORMATION

(1)Name  and  telephone  number  of  person to contact  in regard  to  this  notification

Christopher  J. Bower

619

522-9950

(Name)

(Area  Code)

(Telephone  Number)

(2)Have  all other  periodic  reports  required  under  Section  13 or 15(d)  of  the  Securities  Exchange  Act of 1934  or  Section  30 of  the  Investment  Company  Act  of 1940  during  the  preceding

12  months  or  for  such  shorter  period  that  the registrant  was  required  to file  such  report(s)  been  filed ?   If  answer  is  no, identify  report(s).   X Yes     No

(3)Is  it  anticipated  that  any  significant  change  in  results of  operations  from  the  corresponding  period  for  the  last  fiscal  year  will  be  reflected  by  the  earnings  statements  to be  included  in  the

subject  report  or portion  thereof  ?   Yes      X  No

If  so,  attach  an  explanation  of  the  anticipated  change,  both  narratively  and  quantitatively,  and,  if appropriate,  state  the  reasons  why  a  reasonable  estimate  of  the  results  cannot  be  made.

The Pacific Corporate  Group Private Equity Fund

(Name  of Registrant  as Specified  in Charter)

has  caused  this  notification  to be  signed  on  its  behalf  by  the  undersigned  hereunto  duly  authorized.

Date May 31, 2013

By /s/ Christopher J. Bower

President / Principal Executive Officer

INSTRUCTION:  The form may  be signed  by an executive  officer  of the registrant  or by  any  other  duly  authorized  representative.  The  name  and  title of  the person  signing  the form shall be typed or  printed beneath  the  signature.  If  the  statement  is  signed  on  behalf  of  the  registrant  by an  authorized  representative  (other  than an  executive  officer),  evidence  of  the representative’s  authority  to  sign  on  behalf  of  the  registrant  shall be  filed with  the  form.

ATTENTION

Intentional  misstatements  or omissions  of fact constitute  Federal  Criminal  Violations  (See 18  U.S.C.  1001).

GENERAL INSTRUCTIONS

1.This form is required  by Rule 12b-25 (17 CFR 240.12b-25)  of the General  Rules  and Regulations  under  the  Securities  Exchange  Act of 1934.

2.One  signed  original  and four conformed  copies  of this form  and amendments  thereto  must  be  completed  and filed with  the  Securities  and  Exchange  Commission,  Washington,  D.C. 20549,

in  accordance with Rule 0-3 of the  General  Rules  and Regulations  under  the Act. The information  contained  in or filed with  the form will be made a matter  of public  record in the

Commission  files.

3.A manually  signed  copy  of the  form  and  amendments  thereto  shall be  filed  with  each  national  securities  exchange  on  which  any class  of  securities  of  the registrant  is  registered.

4.Amendments  to  the notifications  must  also be filed on Form 12b-25 but  need  not  restate  information  that has been  correctly  furnished.  The form shall be  clearly  identified  as an amended  notification.

5.Electronic  Filers:  This  form  shall  not  be  used  by  electronic  filers  unable  to  timely  file  a  report  solely  due  to  electronic  difficulties.  Filers  unable  to  submit  reports  within  the  time  period prescribed  due  to difficulties  in  electronic  filing  should  comply  with  either  Rule  201  or  Rule  202  of  Regulation  S-T (§232.201  or  §232.202  of  this  chapter)  or  apply  for  an adjustment in  filing  date  pursuant  to  Rule  13 (b) of Regulation  S-T (§232.13(b)  of this chapter).

SEC 1344 (04-09)

Persons  who are  to  respond  to  the  collection  of information   contained  in  this  form  are  not  required  to  respond  unless  the  form  displays  a  currently valid OMB control  number.